Exhibit 28(d)(ii)

SA FUNDS – INVESTMENT TRUST
AMENDMENT TO THE
INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

     WHEREAS, the SA Funds – Investment Trust, a Delaware statutory trust (the “Trust”) and LWI Financial Inc., a Delaware corporation (the “Manager”), entered into an Investment Advisory and Administrative Services Agreement (the “Agreement”) as of January 23, 2009; and

     WHEREAS, the Trust and the Manager mutually desire to amend Appendix B to the Agreement;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, mutually agree that the amended Appendix B to the Agreement attached hereto, is granted full force and effect as of June 6, 2011.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed by their duly authorized officers as of June 6, 2011.

SA FUNDS – INVESTMENT TRUST		LWI FINANCIAL INC.

By:	/s/ Christopher D. Stanley	By:	/s/ Alexander B. Potts
Name: Christopher D. Stanley		Name: Alexander B. Potts
Title: Vice President		Title: President

Appendix B

Fee Schedule

Fund	Advisory Fee as a percentage of average daily net assets	Administrative Fee as a percentage of average daily net assets	Sub-Advisory Fee as a percentage of average daily net assets
SA Global Fixed Income Fund	0.30%	0.10%	0.05%
SA U.S. Core Market Fund	0.55%	0.10%	0.0462%
SA U.S. Value Fund	0.55%	0.10%	0.10%
SA U.S. Small Company Fund	0.55%	0.10%	0.35%
SA International Value Fund	0.65%	0.10%	0.20%
SA International Small Company Fund	0.65%	0.10%	0.00%
SA U.S. Fixed Income Fund	0.25%	0.10%	0.10%
SA Emerging Markets Value Fund	0.65%	0.10%	0.50%
SA Real Estate Securities Fund	0.55%	0.10%	0.15%